SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3
To
SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

CHROMADEX CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

171077100
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 171077100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 5,037,059(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,780,773(2)(3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 5,037,059(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,780,773(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,817,832(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1% (Based on 109,114,247 shares outstanding as of November 11, 2015)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 4,832,059 shares of common stock and options to purchase up to 205,000 shares of common stock exercisable within 60 days.

(2)
Includes (i) 89,900 shares of common stock held by GRQ Consultants, Inc. (“GRQ”), (ii) 230,000 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (the “Plan”), (iii) 943,966 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), (iv) 413,336 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and (v) 2,103,571 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”). Mr. Honig is the President of GRQ and trustee of the Plan, 401K and Roth 401K and in such capacities holds voting and dispositive power over the securities held by such entities. Renee Honig, Mr. Honig’s spouse, is trustee of the Renee 401K.

(3)
Excludes (i) 206,664 shares of common stock underlying warrants held by 401K and (ii) 206,668 shares of common stock underlying warrants held by Roth 401K, both of which contain a 4.99% beneficial ownership blocker.

CUSIP No. 171077100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 89,900(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 89,900(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,900(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (Based on 109,114,247 shares outstanding as of November 11, 2015)
12	TYPE OF REPORTING PERSON* CO

(1)	Mr. Honig is the President of GRQ and in such capacity holds voting and dispositive power over the securities held by GRQ.

CUSIP No. 171077100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 230,000(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 230,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (Based on 109,114,247 shares outstanding as of November 11, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the trustee of the Plan and in such capacity holds voting and dispositive power over the securities held by the Plan.

CUSIP No. 171077100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 943,966(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 943,966 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,966 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% (Based on 109,114,247 shares outstanding as of November 11, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 171077100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 413,336(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 413,336(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,336(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (Based on 109,114,247 shares outstanding as of November 11, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K.

Item 1(a).                Name of Issuer:

Chromadex Corporation, a Delaware corporation (“Issuer”)

Item 1(b).               Address of Issuer's Principal Executive Offices:

10005 Muirlands Boulevard, Suite G, Irvine, California 92618

Item 2(a).               Name of Person Filing.

The statement is filed on behalf of Barry Honig (“Honig”), GRQ Consultants, Inc. (“GRQ”), GRQ Consultants, Inc. Defined Benefit Plan (the “Plan”), GRQ Consultants, Inc. 401K (“401K”) and GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”, and together with Honig, GRQ, Plan and 401K, the “Reporting Person”).

Item 2(b).               Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).               Citizenship.

Barry Honig is a citizen of the United States. GRQ, Plan, 401K and Roth 401K are organized in the State of Florida.

Item 2(d).               Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).               CUSIP Number.

171077100

Item 3.                    Type of Person

Not applicable.

Item 4.                    Ownership.

(a) Amount beneficially owned: 8,817,832(1)(2)(3)

(b) Percent of class:  8.1% (Based on 109,114,247 shares outstanding as of November 11, 2015)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,037,059(1)

(ii) Shared power to vote or to direct the vote: 3,780,773(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 5,037,059(1)

(iv) Shared power to dispose or to direct the disposition of: 3,780,773(2)(3)

(1)	Includes 4,832,059 shares of common stock and options to purchase up to 205,000 shares of common stock exercisable within 60 days.

(2)
Includes (i) 89,900 shares of common stock held by GRQ, (ii) 230,000 shares of common stock held by the Plan, (iii) 943,966 shares of common stock held by 401K, (iv) 413,336 shares of common stock held by Roth 401K and (v) 2,103,571 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”). Mr. Honig is the President of GRQ and trustee of the Plan, 401K and Roth 401K and in such capacities holds voting and dispositive power over the securities held by such entities. Renee Honig, Mr. Honig’s spouse, is trustee of the Renee 401K.

(3)
Excludes (i) 206,664 shares of common stock underlying warrants held by 401K and (ii) 206,668 shares of common stock underlying warrants held by Roth 401K, both of which contain a 4.99% beneficial ownership blocker.

Item 5.                    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc.
Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig, President

GRQ Consultants, Inc. Defined Benefit Plan
Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. 401K
Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: February 8, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee